

THE DRIVERS COOPERATIVE, INC. (THE "COMPANY") A NEW YORK WORKER
COOPERATIVE CORPORATION

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2022, and 2021

THE DRIVERS COOPERATIVE, INC.
TABLE OF CONTENTS
DECEMBER 31, 2022, AND 2021



CLAUDE ETINOFF & ASSOCIATES LLC
CERTIFIED PUBLIC ACCOUNTANTS

NY NY
TEL: 240.270.4721

<u>**Independent Auditors' Report**</u>

To: The Board of Directors
The Drivers Cooperative, Inc.
Long Island, New York

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of The Drivers Cooperative, Inc., a Cooperative Organization which comprise the Balance Sheet as of December 31, 2022, and 2021, and the related statements of operations, members capital and equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of The Drivers Cooperative, Inc. as of December 31, 2022, and 2021, and the changes in its members capital and equity and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Drivers Cooperative, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Drivers Cooperative, Inc.'s ability to continue as a going concern which for FASB-reporting entities is one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Drivers Cooperative, Inc. a Cooperative Organization's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events considered in the aggregate, which raise substantial doubt about The Drivers Cooperative, Inc. a Cooperative Organization's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.



NY, NY
October 4, 2023

THE DRIVERS COOPERATIVE, INC
BALANCE SHEET
AS OF DECEMBER 31, 2022, and 2021

<u>**ASSETS**</u>

	<u>**2022**</u>	<u>**2021**</u>
SOFTWARE AT COST		
Software development App - construction in progress	$ 586,790	$ 31,500
OHER PROPERTY AT COST		
Office equipment, net of accumulated depreciation	$ 2,269	$ 544
OTHER ASSET:		
Deferred Tax Asset	36,751	67,870
Investments in Cooperatives at net asset value	1,000	1,000
	$ 37,751	$ 68,870
CURRENT ASSETS:		
Cash and cash equivalents	$ 356,781	$ 1,033,424
Accounts receivable, net	902,866	94,952
Prepaid expenses and other assets	4,567	5,013
Total current assets	1,264,214	1,133,389
TOTAL ASSETS	$ 1,891,024	$ 1,234,303

The Notes to Financial Statements are an integral part of this statement.

THE DRIVERS COOPERATIVE, INC
BALANCE SHEET
AS OF DECEMBER 31, 2022, and 2021

MEMBERS' EQUITY, AND LIABILITIES		2022		2021
MEMBERS' EQUITY				
Members shares authorized and outstanding: 1,000,000 Shares at no par value authorized 50 shares issued in 2021 and 4 shares issued in 2022, respectively	$	-	$	-
Patronage capital assignable		-		-
Retained earnings		(49,145)		(175,057)
Total members' capital and retained earnings	$	(49,145)	$	(175,057)
COMMITMENTS AND CONTINGENCIES	$	-	$	-
LONG-TERM DEBT:				
Long term debt	$	1,870,341	$	1,362,676
Less: approximate current portion of long term debt		(70,128)		(104,955)
Total Long term debt	$	1,800,213	$	1,257,721
CURRENT LIABILITIES:				
Accounts payable, trade	$	31,223	$	17,637
Accrued expenses payable trade		8,213		4,872
Accrued payroll liabilities		10,392		14,175
Short term notes payable		20,000		10,000
Estimated current portion of long term debt		70,128		104,955
Total current liabilities	$	139,956	$	151,639
TOTAL MEMBERS' EQUITY, AND LIABILITIES	$	1,891,024	$	1,234,303

The Notes to Financial Statements are an integral part of this statement.

THE DRIVERS COOPERATIVE, INC
STATEMENT OF OPERATIONS
AS OF DECEMBER 31, 2022, AND 2021

		2022		2021
SALES				
Non - recurring rides	$	6,109,126	$	535,318
COST OF SALES				
Drivers payout		5,245,966		450,582
Technology, regulator surcharge, and fees		270,687		23,212
Dispatch fees		35,869		2,017
Total cost of sales		5,552,522		475,811
Gross profit	$	556,604	$	59,507
GENERAL AND ADMINISTRATIVE EXPENSES				
Wages	$	828,813	$	201,432
Customer services and hosting		79,246		17,389
Payroll Taxes		74,530		18,791
Contractors		63,229		135,452
Professional Services		39,246		17,189
Provision for income taxes		31,769		(67,870)
Rent and lease		21,923		13,578
Other payroll		14,348		2,069
Interest Paid		12,079		12,192
Business Insurance		11,620		7,351
Office Expenses		8,978		8,399
Bad Debt		8,917		-
Membership fees		7,800		-
Taxes & Licenses		2,476		1,826
Travel		1,877		1,750
Depreciation		1,161		52
Advertising & Marketing		822		8,323
TOTAL OPERATING EXPENSES	$	1,208,834	$	377,923
NET LOSS FROM CONTINUING OPERATIONS	$	(652,230)	$	(318,416)
OTHER INCOME - GRANTS		778,142		135,706
NET INCOME (LOSS)	$	125,912	$	(182,710)

The Notes to Financial Statements are an integral part of this statement.

THE DRIVERS COOPERATIVE, INC
MEMBERS' CAPITAL AND EQUITY
AS OF DECEMBER 31, 2022, AND 2021

	2022	2021
Members' equity		
Members' shares authorized,		
No par value	1,000,000	1,000,000
Members' shares outstanding	4	50
Treasury shares	(46)	-
Total members' equity at no par value	$ -	$ -
Patronage capital assignable	$ -	$ -
Retained earnings		
Beginning of year	$ (175,057)	$ 7,653
Net Income (loss)	125,912	(182,710)
Total retained earnings	(49,145)	(175,057)
TOTAL MEMBERS' CAPITAL AND EQUITY.	$ (49,145)	$ (175,057)

The Notes to Financial Statements are an integral part of this statement.

THE DRIVERS COOPERATIVE, INC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2022, AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 125,912	$ (182,710)
Change in Net income (loss)		
Noncash expenses (income) included in earnings:		
Depreciation	1,161	52
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) decrease in assets:		
Accounts receivable	(807,915)	(94,952)
Prepaid expenses and other assets	(4,556)	(5,013)
Deferred tax	31,119	(67,598)
Increase (decrease) in liabilities:		
Accounts payable	21,477	16,544
Accrued expenses	26,478	2,571
Other Payroll liabilities	3,783	16,977
NET CASH USED BY OPERATING ACTIVITIES	$ (602,541)	$ (314,129)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Cooperative investments	-	(1,000)
Purchases of property and equipment	(558,176)	(32,097)
NET CASH USED BY INVESTING ACTIVITIES	$ (558,176)	$ (33,097)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from debt borrowings	632,620	1,407,400
Repayments of debt borrowings	(148,546)	(34,725)
Repayment of related party advances	-	(1,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	$ 484,074	$ 1,371,675
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	$ (676,643)	$ 1,024,449
Cash, cash equivalents, restricted cash, and restricted cash equivalents at beginning of year	1,033,424	8,975
Cash, cash equivalents, restricted cash, and restricted cash equivalents at end of year	$ 356,781	$ 1,033,424
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 21,923	$ 13,578
Taxes paid	$ 650	$ 2,069

The Notes to Financial Statements are an integral part of this statement.

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Organization

The Drivers Cooperative, Inc. (the Company, TDC, we, us, our) is a corporation organized under the laws of the State of New York on April 24th, 2020, under the name of Drive Eva NYC, Inc. before amending its name and electing the Worker Cooperative Corporation form on December 9, 2020. TDC is a driver-owned cooperative in New York City specializing in paratransit and Non-Emergency Medical Transportation where the Company earns revenue through driver-owned ride-hailing services.

The Corporation's purpose is to have drivers make more on each trip, profits go back to drivers, and drivers have democratic control over the decisions that affect their lives. The mission of the Drivers Cooperative is to bring about system change in the rides sharing economy through worker ownership and a just green transition. We build technology to upgrade job equality for drivers and enhance service quality for people with disabilities. We create social mobility for those who need it most.

The mission of the Drivers Cooperative is to bring about system change in the rides sharing economy through worker ownership and a just green transition. We build technology to upgrade job equality for drivers and enhance service quality for people with disabilities. We create social mobility for those who need it most.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of TDC have been prepared on the accrual basis of accounting in accordance with United States of America generally accepted accounting principles ("US GAAP") and accordingly reflect all significant receivables, payables, and other liabilities.

Receivable and credit policies

Receivables from contracts with customers are reported as accounts receivable, net in the accompanying balance sheet. Contract liabilities, if any, are reported as deferred revenue in the accompanying liability section of the balance sheet. There were no contract liabilities in 2022 or 2021.

At the beginning of 2022, the Company adopted FASB ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which modifies the measurement of expected credit losses on certain financial instruments. The Company adopted this new guidance utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company's financial statements but did change how the allowance for credit losses is determined.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents and Restricted Cash and cash equivalents

Cash and cash equivalents are considered to be checking accounts, savings accounts, money market accounts, and short-term investments with original maturities of three months or less from the date of acquisition. Cash equivalents are accounted for at cost, which approximates fair market value, which are neither held for nor restricted for long-term purposes, to be cash and cash equivalents. Cash and highly liquid financial instruments restricted to programs that are for long-term purposes are excluded from this definition.

Investments

Investments in marketable securities are readily determinable fair values and all investments in debt securities are valued at their fair values in the Statement of Financial Position. Unrealized gains and losses are included in the change in net assets. Investment income and gains are reported as increases in net assets without donor restrictions in the reporting period in which the income and gains are recognized.

Software app and Equipment

We record equipment additions over $500 at cost. Depreciation of the equipment as reported have been computed by the straight-line method over the estimated useful lives of the assets ranging from 3 to 10 years, or in the case of leasehold improvements, the lesser of the useful life of the asset.

We record software development app construction in progress at cost. Depreciation of the software app being constructed will be reported at the cost to construct and the depreciation will be computed by the straight-line method over the estimated useful lives of the assets which will be 5 years when completed. However, we will review the carrying values of this App, approximates the useful life of the asset.

When assets are sold or otherwise disposed, the cost and related depreciation or amortization are removed from the accounts, and any resulting gain or loss is included in the statements of operations. Costs of maintenance and repairs that do not improve or extend the useful lives of the respective assets are covered in the current period in the statement operations. We review the carrying values of Software app, leasehold improvements, and equipment for impairment, whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. When considering impaired, an impairment loss is recognized to the extent carrying value exceeds the fair value of the asset.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Income - Grants

The Company has received grants from multiple sources to assist in the start-up activities and for a fellow program sponsored by TDC. This grant is to be strictly used for general support in its effort to build a worker-owned ride-hailing company. The Grantors receive a project narrative and financial report every six months to determine if grant funds are being utilized for their specific purpose. Upon receipt, these grants were recorded at the value provided by the financial institution.

Use of estimates in preparation of financial statements

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenue and expenses. Management evaluates, on an ongoing basis, the estimates and assumptions based on new information. Management represents that the estimates and assumptions are reasonable in the circumstances; however, actual results could differ from those estimates.

Financial Instruments and Credit Risk

We manage deposit concentration risk by placing cash, money market accounts, and certificates of deposit with financial institutions believed by us to be creditworthy. At times, amounts on deposit may exceed insured limits or include uninsured investments in money market mutual funds. To date, we have not experienced losses in any of these accounts. Credit risk associated with accounts receivable and promises to give is considered to be limited due to high historical collection rates and because substantial portions of the outstanding amounts are due from foundations supportive of our mission. Although the fair values of investments are subject to fluctuation on a year-to-year basis, we and the investment committee believe that the investment policies and guidelines are prudent for the long-term welfare of the organizations.

Revenue and Revenue Recognition

TDC records special events revenue equal to the fair value of direct benefit to drivers, as income for the contracts completed to non-recurring rides. TDC records the revenue from these services at the time the service was performed.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue and Revenue Recognition (Continued)

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," Revenue Recognition" following the five-step procedure:

Step 1: Identify the contract(s) with customers.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to performance obligations.
Step 5: Recognize revenue as performance obligations are satisfied.

The Company earns revenue via fees earned from ride hailing software that matches drivers with riders. Service activities are performed to satisfy our sole performance obligation in the transaction which is to connect drivers and riders.

Compensated Absences

Employees of the Organization are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors when earned by each employee as determined by the Organization's employment policy. The value of the compensated absences is accumulated in employee wages in the statement of operations.

Accounts receivable

Accounts receivable are amounts due from customers for the sale of non-recurring ride shares in the ordinary course of business. As of December 31, 2022, and 2021, the accounts receivable of the Company are comprised of balances due from high quality customers. Management considers the accounts receivable recorded at December 31, 2022, and 2021, to be fully collectable in net of lifetime expected credit losses   .

Accounts payables, Trade

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

Measure of Operations

The statements of operations report all changes in net income, including changes in net income from operating and other grant and program activities. Operating activities consist of those items attributable to transportation rideshare activities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Measure of Operations (Continued)

1. Cost of Revenue

Cost of Revenue represents those costs that are directly related to the cost of non-recurring rides. These costs consist of driver payouts, technology, regulator surcharge and fees and dispatcher fees. for trips provided to riders.

2. General and Administrative

General and administrative expenses are the operating expenses of the Company. General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses. In addition, advertising costs associated with marketing and services are generally expensed as costs are incurred by the Company.

Income Tax Status

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position; and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 80 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. Based on our assessment outlined above the Deferred tax asset was calculated to be $ 36,751 in 2022 and $67,870 in 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Guidance

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326).

ASU 326 is applicable to all financial instruments that are not accounted for at fair value through net income, thereby bringing consistency in accounting treatment across different types of financial instruments and requiring consideration of a broader range of variables when forming loss estimates. Although this change affects any entity holding financial instruments, the financial services industry by its nature bears the most exposure.

Measurement of Credit Losses on Financial Instruments requires entities that extend credit to forecast into the foreseeable future to predict losses over the life of a loan and then immediately book those losses. The updated guidance is designed to provide more timely reporting of credit losses, but measuring losses is challenging in today's uncertain, inflationary marketplace. It primarily affects banks and other financial institutions. However, any company that has trade receivables, notes receivable, investments in held-to-maturity debt securities, or contract assets will be affected. The guidance is applicable to financial assets measured at amortized cost, net investments in leases recognized by a lessor in accordance with ASC 842.

This standard is effective for fiscal years beginning after December 15, 2022, with early application permitted. This ASC requires non-profits to adopt the new current expected credit losses (CECL) methodology for estimating allowances for credit losses. The Organization is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations and cash flows.

NOTE 3 – CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND CASH EQUIVALENTS:

TDC maintains its financial instruments at local financial institutions. These financial instruments which potentially subject the Organization to concentrations of credit risk consist principally of cash and cash equivalents and restricted cash and cash equivalents. Accounts at each financial institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Cash and cash equivalents and restricted cash and cash equivalents at December 31, 2022, and 2021, exceeded federally insured limits at these financial institutions by $0, and $659,873, respectively. We have not experienced any losses in such accounts.

NOTE 4 – AVAILABILITY AND LIQUIDITY:

Financial assets available to meet general expenditure, that is, without donor or other restrictions limiting their use, within one year of the date of the statement of financial position, comprise the following:

TDC 's financial assets at December 31, 2022, and 2021 respectively:

		2022		2021
Cash and cash equivalents	$	356,781	$	1,033,424
Accounts receivable		902,866		94,952
Prepaid and other assets		4,567		5,013
Financial assets available to meet cost of goods sold, general and adinistrative expenses over the next twelve months	$	907,433	$	99,965

TDC manages its liquidity and reserves by operating within a prudent range of financial soundness and stability and maintaining adequate liquid assets to fund near-term operating needs. TDC accomplishes this through sales – non-recurring rides and start up grants.

NOTE 5 – PROPERTY AND EQUIPMENT

A summary of property and equipment is as follows:

Description	Beginning boances	12/31/2021	Additions	12/31/2022
Software App - (Co-op 2.0) Construction in progress	$ -	$ 31,500	$ 557,559	$ 589,059
Office equipment	$ -	$ 596	$ 2,834	$ 3,430
Totals	$ -	$ 596	$ 2,834	$ 3,430
Less accumulated depreciation		52	1,109.00	1,161
Net office equipment	$ -	$ 544	$ 1,725	$ 2,269

Depreciation expenses in the amount of $1,161 and $52, are reported on the Statement of Operations for the years ended December 31, 2022, and 2021, respectively.

NOTE 6 – FAIR VALUE MEASURMENTS:

TDC reports fair value measures of its assets and liabilities using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The asset or liability's measurement within the fair value hierarchy is based on the lowest level of input that is significant to the measurement. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which TDC has access at the measurement date.

- Level 2. Inputs other than quoted prices included in level 1 are observable for the asset or liability, either directly or indirectly.
    - Level 2 inputs include:
    - quoted prices for similar assets or liabilities in active markets.
    - quoted prices for identical or similar assets in markets that are not active.
    - observable inputs other than quoted prices for the asset or liability (for example, interest rates and yield curves); and
    - inputs derived principally from, or corroborated by, observable market data by correlation or by other means.

- Level 3. Unobservable inputs for the asset or liability. Unobservable inputs should be used to measure the fair value if observable inputs are not available.

We use net asset value (NAV) per share, or its equivalent, such as member units or an ownership interest in cooperative's capital, as a practical expedient to estimate the fair values of certain Cooperative investments, which do not have readily determinable fair values. Investments that are measured at fair value using NAV per share as a practical expedient are not classified in the fair value hierarchy.

The following table presents assets and liabilities measured at fair value on a recurring basis, except those measured at cost or by using NAV per share as a practical expedient as identified in the following, at December 31, 2022, and 2021.

NOTE 6 – FAIR VALUE MEASURMENTS: (continuing)

Investments in certain entities that are measured at fair value using net asset value (NAV) per share as a practical expedient are as follows at December 31, 2022, and 2021:

	Tottal	Quoted prices in active marketsfor Identical assets (Level 1)	Significant Other Observab le Inputs (Level 2)	Significant unobservab le Inputs (Level 3)	Investments measured at NAV
SHARED CAPITAL COOP - Member Share Investment	$ 1,000	$ -	$ -	$ -	$ 1,000

Cooperative investment Funds – Funds focused on growth in equity, and patronage dividends. These investments are not readily redeemable; however, a secondary market does exist. Distributions normally are received through the liquidation of the underlying assets in the fund. The terms of these investments range from three to seven years.

NOTE 7 – ACCOUNTS RECEIVABLES

Accounts receivables are as follows at December 31:

	2022	2021
Knowink	$ 225,329	$ -
NYC Departent of Education	224,115	-
Sentry	221,630	-
Medtransit	127,241	-
CTG	15,780	49,947
Board of Elections	83,246	39,941
Other	5,521	5,064
	$ 902,862	$ 94,952

NOTE 8 – REVENUE RECOGNITION

Performance Obligations

TDC generates revenue over time from non-recurring ride sales. Revenue is recognized at the time the ride is provided to customers. There are no credit terms extended to certain customers based on creditworthiness.

Management has determined that there are no significant return, refund, or discount obligations related to contracts with its customers.

Significant Judgments

TDC has considered a number of factors in determining that applying ASC 606 to a portfolio of similar contracts will not result in a materially different outcome compared to individually accounting for the contracts.

ASC 606 requires the Company to determine which of the products sold to its customers constitute separate performance obligations within the context of certain overall contracts. Identification generally involves management's judgment to identify distinct obligations and includes an assessment of the significance of integration and interdependence of the diverse products within the contract.

Disaggregation of Revenue

Under ASC 606-50-5, the Company must disaggregate revenue recognized from contracts with customers. The following table shows TDC's contract revenue disaggregated according to revenue stream and the timing of transfer of services during the year ended December 31, 2022 and 2021, respectively:

	2022	2021
Access-a-Ride	$ 3,094,570	$ 131,328
Business to Government	2,138,168	104,120
Business to Business	612,111	94,560
Business to Consumer	140,319	205,310
Non-Emergency Medical Transportation	123,958	-
	$ 6,109,126	$ 535,318

Contract Assets and Contract Liabilities

In accordance with FASB ASC 606-10-50, the Company has considered the need to record contract assets and contract liabilities from contracts with its customers. The Company has no contract assets and no contract liabilities as of December 31, 2022, and 2021.

NOTE 9 – ACCOUNTS PAYABLE

Accounts payable are as follows at December 31:

	2022	2021
NACH	$ 13,848	$ -
Other	11,640	17,637
CBC	2,955	-
AWS	2,780	-
	$ 31,223	$ 17,637

NOTE 10 – SHORT-TERM BORROWING

The Cooperative has a $20,000 and $10,000 in 2022, and 2021, respectively for short-term financing with Equitable Economy Fund. As of December 31, 2022, and 2021, the interest rate available on the short-term loan is 7.75%.

NOTE 11 – LONG TERM DEBT

At December 31, 2022, and 2021, the notes payable consisted of the following:

		2022	2021
CFNE Loan	Six (6) months draw period with interest-only payments; Twenty-Four (24) month Term and a Thirty (30) month Amortization	$ 200,000	$ -
Impact Assets	Interest Rate: 6% per year (fixed). Maturity Date: December 31, 2032. Payment Terms: of 2.5% of gross revenue up to 3x (or 200% return on investment (ROI)) of the original investment	50,000	
Lower Eastside People's Federal Credit Union	Interest Rate: 4.99% per year (fixed). Maturity Date: March 3, 2028. Payment Terms: $566.91 monthly (principal and interest)	31,403	36,500
Equitable Economy Fund	Security interest in shares, dividends, and deposits and interests in the Credit Union. Working Capital. Monthly Principal with interest rate: $566.91. Acceleration Rights. Prior written permission for any additional debt.	-	20,000
Shared Capital Loan	Interest Rate: 7.75% per year, Maturity Date: July 25, 2023. Payment Terms: Six (6) months draw period with interest-only payments; Twenty-Four months	68,917	168,775
Crowdfunding Revenue-Share Note	The entire outstanding principal balance of this Note shall be due and payable in full at Maturity Date	1,625,191	1,222,401
Crowdfunding Revenue-Share Note	Less: Unamortized Crowdfunding Revenue-Share fees	(105,170)	(85,000)
Total long-term debt		$ 1,870,341	$ 1,362,676
Estimated current portion of long term debt		70,128	104,955
		$ 1,800,213	$ 1,257,721

NOTE 11 – LONG TERM DEBT (Continued)

At December 31, future maturities of long-term debt are as follows:

	2022	**2021**
2022	$ -	$ 104,955
2023	70,128	20,000
2024	248,910	56,355
2025	506,674	379,134
2026	506,674	379,134
2027	506,674	379,134
Thereafter	31,281	43,964
	$ 1,870,341	$ 1,362,676

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Restrictive Debt Covenants and Commitments

The Company is presently in compliance with all debt covenants. These loan and security agreements also contains conditions for maintaining debt to tangible net worth in determining the compliance with the debt covenants.

New York laws and regulations

We have applied audit procedures and reconciled the Semi-annual Report to the New York State for compliance using the applicable laws and regulations associated to Taxi and limousine requirements. In addition, the Organization is also in compliance with other grants related to the program services in the financial statement included thereon, for the years ending December 31, 2022, and 2021, respectively.

NOTE 13 – FELLOW PROGRAM

The Corporation has a board-designated fellow program that is funded by one of the grants. If all funds are not used for the program, the Corporation can use the used funds to assist with operations. The amount awarded is $141,809 and $1,051 respectively in 2022 and 2021.

NOTE 14 – SUBSEQUENT EVENTS:

In accordance with professional accounting standards the Cooperative has evaluated subsequent events through October 4, 2023, the date the financial statements were available to be issued, all subsequent events requiring recognition as of December 31, 2022, and 2021 have been incorporated into these financial statements herein.

SUPPLEMENTARY INFORMATION

THE DRIVERS COOPERATIVE, INC
STATEMENT OF OPERATIONS
AS OF DECEMBER 31, 2022, AND 2021

		2022			2021		Increase (Decrease)
		Amount	Percent		Amount	Percent	
SALES							
Access-a-Ride	$	3,094,570	50.7%	$	131,328	24.5%	$ 2,963,242
Business to Government		2,138,168	35.0%		104,120	19.5%	2,034,048
Business to Business		612,111	10.0%		94,560	17.7%	517,551
Business to Consumer		140,319	2.3%		205,310	38.4%	(64,991)
Non-Emergency Medical Transportation		123,958	2.0%		-	0.0%	123,958
Non - recurring rides	$	6,109,126	100.0%	$	535,318	100.0%	$ 5,573,808
COST OF SALES							
Drivers payout		5,245,966	85.9%		450,582	84.2%	4,795,384
Technology, regulator surcharge and fees		270,687	4.4%		23,212	4.3%	247,475
Dispatch fees		35,869	0.6%		2,017	0.4%	33,852
Total cost of sales		5,552,522	90.9%		475,811	88.9%	5,076,711
NET MARGINS	$	556,604	9.1%	$	59,507	11.1%	$ 497,097
GENERAL AND ADMINISTRATIVE EXPENSES							
Wages	$	828,813	13.6%	$	201,432	37.6%	$ 627,381
Customer services and hosting		79,246	1.3%		17,389	3.2%	61,857
Payroll Taxes		74,530	1.2%		18,791	3.5%	55,739
Contractors		63,229	1.0%		135,452	25.3%	(72,223)
Professional Services		39,246	0.6%		17,189	3.2%	22,057
Provision for income taxes		31,769	0.5%		(67,870)	-12.7%	99,639
Rent and lease		21,923	0.4%		13,578	2.5%	8,345
Other payroll		14,348	0.2%		2,069	0.4%	12,279
Interest Paid		12,079	0.2%		12,192	2.3%	(113)
Business Insurance		11,620	0.2%		7,351	1.4%	4,269
Office		8,978	0.1%		8,399	1.6%	579
Bad Debt		8,917	0.1%		-	0.0%	8,917
Membership fees		7,800	0.1%		-	0.0%	7,800
Taxes & Licenses		2,476	0.0%		1,826	0.3%	650
Travel		1,877	0.0%		1,750	0.3%	127
Depreciation		1,161	0.0%		52	0.0%	1,109
Advertising & Marketing		822	0.0%		8,323	1.6%	(7,501)
TOTAL OPERATING EXPENSES	$	1,208,834	19.8%	$	377,923	70.6%	$ 830,911
NET LOSS FROM CONTINIUN OPERATIONS	$	(652,230)	-10.7%	$	(318,416)	-59.5%	$ (333,814)
OTHER INCOME - GRANTS		778,142	12.7%		135,706	25.4%	642,436
NET INCOME (LOSS)	$	125,912	2.1%	$	(182,710)	-34.1%	$ 308,622

The Notes to Financial Statements are an integral part of this statement.